PACIFIC LIFE FUNDS
SPECIAL MEETING OF SHAREHOLDERS
	(Unaudited)

Shareholders of record as of January 18, 2008 representing the PL Portfolio Optimization Conservative, PL Portfolio Optimization Moderate-Conservative, PL Portfolio Optimization Moderate, PL Portfolio Optimization Moderate-Aggressive, and PL Portfolio Optimization
Aggressive (collectively, the "Portfolio Optimization Funds") were notified that a Special Meeting of Shareholders (the "Meeting") would be held at the offices of Pacific Life Funds on March 25, 2008. The necessary quorum and passing requirements for each Portfolio Optimization Fund were satisfied and the proposal passed. A brief description of the matter voted upon as well as the voting results of the aforementioned Meeting are outlined as follows:

Proposal for each Portfolio Optimization Fund:

  To amend the Investment Advisory Agreement relating to the
Portfolio Optimization Funds to implement an annual advisory fee of 0.20% of average daily net assets, which, upon implementation of the new advisory fee will be accompanied by: (i) an equivalent decrease in the annual advisory fee paid by each of the underlying mutual funds of the Trust in which the Portfolio Optimization Funds currently invest; (ii) a 0.05% decrease in the administration fee paid to the Trust's administrator by the Portfolio Optimization Funds and underlying mutual funds; (iii) an extension of contractual expense caps through June 30, 2009 for the Portfolio Optimization Funds and underlying mutual funds; and (iv) an additional 0.20% decrease in the advisory fee paid to Pacific Life Fund Advisors LLC by the
PL Small-Cap Growth Fund.

PL Portfolio
Optimization Fund

                       Votes For               Votes Against
                Number          Percent(2)   Number    Percent(2)
Conservative   2,039,441.32     90.20%      93,548.42   4.14%

Moderate-
Conservative   5,053,814.91     91.94%     229,705.34    4.18%

Moderate      15,756,438.55     79.15%   3,022,076.71   15.18%

Moderate-
Aggressive    16,613,140.69     86.43%     895,783.19    4.66%

Aggressive     7,476,488.38     88.53%     508,611.83    6.02%


                            Votes Withheld (1)
                           Number        Percent(2)

Conservative              127,969.26      5.66%

Moderate-
Conservative              213,519.11      3.88%

Moderate                1,128,696.68      5.67%

Moderate-
Aggressive              1,712,547.34      8.91%

Aggressive                460,192.03      5.45%

                           Total           Total
                        Outstanding      Outstanding
                          Shares           Shares
                          Voted            Number
Conservative           2,260,959.00     4,266,980.00

Moderate-
Conserviate            5,497,039.36     10,433,991.00

Moderate              19,907,211.94     37,133,238.00

Moderate-
Aggressive            19,221,471.22     38,082,059.00

Aggressive             8,445,292.24     16,478,739.00







(1) The information presented includes broker non-votes.
(2) Based on total outstanding shares voted.